                    April 27, 2009

VIA EDGAR AND FACSIMILE AT (703) 813-6981
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549
Mail Stop 4561
Attn: Ms. Kathleen Collins

Re:	Vanity Events Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed on March 31, 2008 File No. 000-52524

Dear Ms. Collins:

On behalf of Vanity Events Holding, Inc. (the “Company”), the following are the Company’s responses to the corresponding numbered comments in the April 21, 2009 letter from the Securities and Exchange Commission (the “Commission”).

Form 10-K/A for the Fiscal Year Ended December 31, 2008

General

1.  The Tandy representations must come directly from the Company, not from your counsel on behalf of the Company. Please provide these representations in a separate letter from the Company in tandem with your next response, if the response is submitted by your counsel.

Response:

Attached hereto as Exhibit “A” please find the Tandy representations, signed by the Company’s Chief Executive Officer.

Item 9A. Controls and Procedures. page 11

2.  We note you response to our prior comment 1 and the revised disclosure on page 11 of the Company’s December 31, 2008 Form 10-K/A. Please revise your disclosures as follows:

•  You appear to have co-mingled your discussions regarding disclosure controls and procedures and internal controls over financial reporting. For instance, in the first paragraph you begin with a discussion of disclosure controls and procedures, and then make the statement that internal controls over financial reporting are designed to provide reasonable assurance of achieving their objectives and then proceed to conclude that disclosure controls and procedures are effective at the reasonable assurance level. Please revise to state, if true, that the Company's disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

•  Your current disclosures indicate that based on the evaluation under the COSO Framework management concluded that the Company's internal control over financial reporting was effective as of December 31, 2007. Please revise to include management's conclusions regarding the effectiveness of the Company's internal controls over financial reporting as of December 31, 2008.

Response:

The Company has revised Item 9A, as appropriate, per the Commission’s comment.

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We hope the above has been responsive to the Commission’s comments.  If you have any questions or require any additional information or documents, please telephone the undersigned at (212) 930-9700.

Sincerely,

By:	/s/ Richard A. Friedman
Richard A. Friedman

cc:  Steven Y. Moskowitz
Vanity Events Holding, Inc.
Chief Executive Officer

Exhibit A

Vanity Events Holding, Inc.
43 West 33 rd Street, Suite 600
New York, NY 10001

In connection with the Company's responses to the Commission's comment letter dated April 21, 2009, the Company hereby acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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